Manuel Garciadiaz 212 450 6095 Manuel.Garciadiaz@DPW.COM	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

February 29, 2008

Re:	Cosan Limited Registration Statement on Form F-4 File No. 333-147235

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Parker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 12, 2008 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-4 of Cosan Limited (the “Company”) filed November 8, 2007, as amended by Amendment No. 1 dated November 28, 2007, Amendment No. 2 dated December 28, 2007 and Amendment No. 3 dated February 4, 2008 (the “Registration Statement”). Together with this letter, the Company is filing via EDGAR for review by the Staff, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.

*********************

Set forth below are the Company’s responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

Ms. Anne N. Parker	2	February 29, 2008

Exhibits 5.1, 8.1, 8.2 and 8.3

1.
We note that each opinion references the registration statement as amended on February 4, 2008.  Please ensure that each opinion that you file prior to requesting acceleration of effectiveness references the most recently filed amendment.

In response to the Staff’s comment, the Company has obtained revised opinions from its counsel which reference Amendment No. 4.  Such opinions have been filed with Amendment No. 4.

2.
From each of the opinions from your Bermuda counsel (as to the legality of the shares and tax matters), please obtain and file an executed opinion. Each such opinion should include a conformed signature of counsel.

In response to the Staff’s comment, the Company has obtained and filed with Amendment No. 4, executed versions of the opinions from its Bermuda counsel.

*********************

We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz